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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 425



                               VOYAGER.NET, INC.
           (Exact name of Registrant acs specified in its charter)

         DELAWARE                  000-26661                 38-3431501
(State or other jurisdiction    (Commission File          (I.R.S. Employer
     of incorporation)               Number)            Identification No.)


                        4660 S. HAGADORN ROAD, SUITE 320
                           EAST LANSING, MI 48823
             (Address of principal executive offices and zip code)


              Registrant's telephone number, including area code:
                                (517) 324-8940
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Filed by Voyager.net, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No.: 000-26661
Subject Company: Voyager.net, Inc.

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the following information, when it becomes available, which will be included in the Registration Statement on Form S-4 to be filed by CoreComm Limited with the Securities and Exchange Commission because it will contain important information. After it is filed with the SEC, investors and security holders may obtain a free copy of the proxy statement/prospectus on the SEC's website (www.sec.gov). A proxy statement and prospectus with respect to the proposed transaction will also be made available for free to Voyager and CoreComm stockholders by CoreComm and Voyager.

Voyager, its directors, executive officers and certain other members of management and employees will be soliciting proxies from Voyager stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.
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THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY VOYAGER.NET, INC. ON MARCH 13,
2000

For Immediate Release
March 13, 2000                                     .




                CORECOMM LIMITED ACQUIRES VOYAGER.NET, INC.
             ENHANCING TELECOMS AND INTERNET SERVICES POSITION
                           IN MIDWEST REGION
            ACCELERATES INTERNET-CENTRIC CAPABILITIES NATIONWIDE

New York, New York (March 13, 2000) - CoreComm Limited (NASDAQ: COMM) and Voyager.net, Inc. (NASDAQ: VOYN) ("Voyager.net") today announced a definitive agreement to merge in a stock and cash transaction valued at approximately $540 million. The transaction will immediately benefit CoreComm's Internet-based telecoms strategy in the Midwest, and significantly increase the company's overall Internet-centric capabilities as it rolls out its services across the country.

Under the agreement, Voyager.net shareholders will receive 0.292 shares of CoreComm common stock and $3 in cash for each share of Voyager.net common stock. Based on Friday's closing price of CoreComm common stock of $47.875 per share, the purchase price would be $17 per Voyager.net share. Under the agreement's collar provisions, the shares of common stock issued will be reduced if the CoreComm stock price at closing exceeds $57 per share, and increased if the CoreComm common stock price at closing is below $41 per share. If CoreComm's stock price at closing is below $33 per share, there would be no further adjustment to the number of shares of CoreComm common stock issued and Voyager.net would have the right to terminate the transaction, subject to CoreComm's right to adjust further the shares issued. As of December 31, 1999, Voyager.net had total debt of approximately $24 million.
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CoreComm delivers integrated local and long distance telephone, Internet and DSL services to residential and business customers. CoreComm operates a nationwide ATM Internet backbone network, and is currently installing "Smart Build" local exchange networks in the Ameritech region. CoreComm will shortly expand to Bell Atlantic's region through newly constructed facilities in New York and Boston and through the recently announced acquisition of ATX Telecommunications Services, Inc., which operates in the Mid-Atlantic states. Voyager.net is the largest full-service Internet communications company in the Midwest, with more than 360,000 customers, and is rapidly expanding into DSL delivery of its services.

In the fourth quarter of 1999, Voyager.net had annualized revenue of approximately $65 million and annualized EBITDA of approximately $14 million.

Commenting on today's transaction, Barclay Knapp, President and CEO of CoreComm, stated: "Voyager.net brings us critical mass in the Internet business in terms of customers, operations, and infrastructure. With a combined total of more than 450,000 customers, we become one of the leaders in the Midwest/Great Lakes region overnight. Together with our nationwide ATM network and the acceleration which ATX gives us in our regional access networks, Voyager.net provides the springboard to take CoreComm's Internet-centric telecom strategy to the national level. Voyager.net also brings its very strong management team to the equation, one that is a great cultural and professional fit with our organization."

Chris Torto, President and CEO of Voyager.net added, "Voyager.net could not find a better partner than CoreComm to help advance our strategy and allow us to take the company to the next level. CoreComm will help advance the service offerings to our customers and provide the facilities and backing to complete our DSL expansion. This transaction will greatly benefit our customers and employees."

The transaction is subject to shareholder approval and other customary closing conditions, and is expected to close during the summer of 2000. Holders of over a majority of the voting shares of Voyager.net have entered into an agreement with CoreComm to vote in favor of the transaction. Goldman, Sachs & Co. represented CoreComm and Morgan Stanley Dean Witter represented Voyager.net on the transaction.

CoreComm is an innovative communications company that provides integrated telephone, Internet, and data services to business and residential customers in targeted markets throughout the United States. We are exploiting the convergence of telecommunications and information services through our "Smart Local Exchange Carrier" or "Smart LEC" network strategy. Our Smart LEC strategy involves the ownership of switches and related equipment for the provisioning of services, and the leasing of the unbundled local loop, combined with the provisioning of an IP-based, national network. This configuration of local and national owned and leased facilities allows us deliver a wide range of communications services over a network architecture which we design to be capital efficient and primarily requires success-based incremental capital. Our goal is to expand our facilities, geography and services to become a leading switch-based communications provider in selected major markets across the United States.

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Voyager.net is the largest full-service Internet communications company focused on the midwestern US, with more than 360,000 subscribers. Voyager.net provides high-speed data communications services and Internet access to residential and business customers. Services include broadband Digital Subscriber Line (DSL), dedicated business connectivity, cable modem access, dial-up Internet access, Web hosting, electronic commerce, server collocation, and long distance phone services. The Company operates the largest dial-up Internet network in the Midwest in terms of geographic coverage, with approximately 200 Voyager.net owned points of presence in Michigan, Wisconsin, Ohio, Illinois, Indiana, and Minnesota. Voyager.net has CLEC (Competitive Local Exchange Carrier) status in Michigan, Ohio, and Wisconsin.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: In addition to the historical information presented, this release also includes certain forward-looking statements concerning the future development of the business and the anticipated closing date for the transaction. Such statements represent the Company's reasonable judgment on the future and are based on assumptions and factors that could cause actual results to differ materially. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such statements.

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For further information contact:

CoreComm Limited:
Michael A. Peterson, Vice President - Corporate Development or
Richard J. Lubasch, Senior Vice President - General Counsel at (212) 906-8485. Voyager.net, Inc.:
Ozzie deFaria, Chief Operating Officer at (517) 324-8959.

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